                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 6-K/A

                                Amendment No. 1

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:
                     ----------                         ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                       No:      X
                  ----------             ----------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Throughout this document, the 39 weeks ended June 29, 2002 and June 30, 2001 are called, respectively, 9 months 2002 and 9 months 2001. The 13 weeks ended June 29, 2002 and June 30, 2001 are called, respectively, Third Quarter 2002 and Third Quarter 2001. "We", "us", "our" "the Group" and "Enodis" refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

In our discussion of performance, we use "comparable" sales or profits which reflects actual sales or profits adjusted for acquisitions and dispositions of businesses and movements in foreign exchange rates.

Results of Operations

9 months 2002 Compared to 9 months 2001 and Third Quarter 2002 Compared to Third Quarter 2001

Turnover from Continuing Operations

The following table sets forth a summary of turnover from continuing operations

                                                                      Third      Third
                                    9 months   9 months              Quarter    Quarter
                                       2002      2001     % change     2002      2001     % change
                                   ---------- --------- ---------- --------- ---------- ----------
((pound)in millions, except percentages)
Global Food Service Equipment          462.5     499.7     (7.4%)     161.4      177.5     (9.1%)
Food Retail Equipment                  124.8     148.0    (15.7%)      35.9       50.5    (28.8%)
Property                                   -       0.9     (100%)         -          -          -
                                   ---------- --------- ---------- --------- ---------- ----------
                                       587.3     648.6     (9.5%)     197.3      228.0    (13.5%)
                                   ========== ========= ========== ========= ========== ==========

Turnover for the 9 months 2002 has been adversely affected by approximately (pound)0.4 million of foreign exchange movements compared to 9 months 2001. Turnover for the Third Quarter 2002 has been adversely affected by approximately (pound)4.2 million of foreign exchange movements compared to Third Quarter 2001.

Global Food Service Equipment. The following table provides a summary of turnover from our global food service equipment segment.

                                                                      Third      Third
                                    9 months   9 months              Quarter    Quarter
                                       2002      2001     % change     2002      2001     % change
                                   ---------- --------- ---------- --------- ---------- ----------
((pound)in millions, except percentages)
North America                          353.1      365.1    (3.3%)      124.8      130.3    (4.2%)
Europe & Asia                          109.4      134.6   (18.7%)       36.6       47.2   (22.4%)
                                    --------- ---------- --------- ---------- ---------- ---------
Total Global Food Service Equipment    462.5      499.7    (7.4%)      161.4      177.5    (9.1%)
                                    ========= ========== ========= ========== ========== =========

Turnover from our North American operations for 9 months 2002 decreased by (pound)12.0 million, or 3.3%, to (pound)353.1 million from (pound)365.1 million in 9 months 2001. Although there is continuing weakness in the food service equipment market in North America which we believe has declined compared to the same period last year, we believe that we are gaining market share and comparable sales were flat. Turnover from our North American operations for Third Quarter 2002 decreased by (pound)5.5 million, or 4.2%, to (pound)124.8 million from (pound)130.3 million in Third Quarter 2001. We believe the market is down on last year, however comparable sales in the USA are up 6%.

In 9 months 2002, turnover for Europe and Asia declined by (pound)25.2 million, or 18.7%, to (pound)109.4 million from (pound)134.6 million in 9 months 2001. Comparable sales decreased by 6%, which was due to a decrease in sales volume in a market that we believe is depressed, particularly in the UK. In Third Quarter 2002, turnover for Europe and Asia declined by (pound)10.6 million, or 22.4%, to (pound)36.6 million from (pound)47.2 million in Third Quarter 2001. Comparable sales decreased 6%, which was due to a depressed European market with a very competitive UK taking the brunt of the downturn.

Food Retail Equipment. Turnover for the 9 months 2002 declined by (pound)23.2 million, or 15.7% to (pound)124.8 million from (pound)148.0 million in 9 months 2001. Turnover has reduced by some (pound)9.3 million as we have recorded Austral and Belshaw turnover in Third Quarter 2002 only up to the date of disposal. These results reflect a much weaker performance at Kysor Warren offset in part by an improved performance at Kysor Panel Systems. Kysor Warren's comparable sales are down 22% and the company was loss making. We have successfully concluded our search for a new President of Kysor Warren who brings significant turnaround experience and will build on our plans to leverage existing Enodis relationships, address short term issues and maintain good cost control. Turnover in 9 months 2002 has been adversely affected by (pound)0.4 million from foreign exchange movements compared to 9 months 2001. Comparable sales in the period were down 13% as the poor performance in Kysor Warren offset a 4% increase in Kysor Panel Systems.

Third Quarter 2002, turnover declined by (pound)14.6 million, or 28.9% to (pound)35.9 million from (pound)50.5 million in Third Quarter 2001. Turnover has reduced by some (pound)9.3 million as we have recorded Austral and Belshaw turnover in Third Quarter 2002 only up to the date of disposal. Turnover in Third Quarter 2002 declined by (pound)1.0 million due to foreign exchange movements compared to Third Quarter 2001. Our Kysor Panel business has continued its good performance with comparable sales up 2%. However Kysor Warren's sales are down 22% on a comparable basis.

Property. There were no sales of property assets in 9 months 2002 or either of the third quarters of 2002 or 2001. Property generated turnover of (pound)0.9 million in 9 months 2001.

Operating Profit/(Loss) from Continuing Operations before Goodwill Amortization and Exceptional Items

The following table provides a summary of the total operating profit/(loss) from continuing operations before goodwill amortization and exceptional items.

                                                                      Third      Third
                                    9 months   9 months              Quarter    Quarter
                                       2002      2001     % change     2002      2001     % change
                                   ---------- --------- ---------- --------- ---------- ----------
((pound)in millions, except percentages)
Global Food Service Equipment         49.2       54.7     (10.1%)       20.3       22.5     (9.8%)
Food Retail Equipment                  0.3        6.4     (95.3%)      (1.2)        1.9   (163.2%)
Property                                 -          -           -          -          -          -
Corporate Costs                      (6.2)      (7.4)     (16.2%)      (2.0)      (2.9)    (31.0%)
                                   -------- ---------- ----------- ---------- ---------- ----------

                                      43.3       53.7     (19.4%)       17.1       21.5    (20.5%)
                                   ======== ========== =========== ========== ========== ==========

Operating profit/(loss) from continuing operations before goodwill amortization and exceptional items in 9 months 2002 was impacted by approximately (pound)0.1 million as a result of adverse foreign exchange movements compared to 9 months 2001. Operating profit/(loss) from continuing operations before goodwill amortization and exceptional items in Third Quarter 2002 has been adversely affected by approximately (pound)0.4 million of foreign exchange movements compared to Third Quarter 2001.

Global Food Service Equipment. The following table sets forth a summary of our operating profit from continuing operations before goodwill amortization and exceptional items in our global food service equipment segment.

                                                                      Third      Third
                                    9 months   9 months              Quarter    Quarter
                                       2002      2001     % change     2002      2001     % change
                                   ---------- --------- ---------- --------- ---------- ----------
((pound)in millions, except percentages)
North America                          42.2       40.9        3.2%      17.6      17.9      (1.7%)
Europe & Asia                           7.0       13.8     (49.3%)       2.7       4.6     (41.3%)
                                    -------- ---------- ----------- --------- --------- -----------
Total Global Food Service Equipment    49.2       54.7     (10.1%)      20.3      22.5      (9.8%)
                                    ======== ========== =========== ========= ========= ===========

Operating profit from continuing operations before goodwill amortization and exceptional items in 9 months 2002 was impacted by approximately (pound)0.1 million as a result of adverse foreign exchange movements compared to 9 months 2001. Operating profit from continuing operations before goodwill amortization and exceptional items in Third Quarter 2002 declined by (pound)0.5 million from foreign exchange movements compared to Third Quarter 2001.

Operating profit from continuing operations before goodwill amortization and exceptional items in North America increased by (pound)1.3 million, or 3.2%, to (pound)42.2 million in 9 months 2002 from (pound)40.9 million in 9 months 2001. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of turnover from North America increased by
0.8 percentage points to 12.0% in 9 months 2002 from 11.2% in 9 months 2001. Operating profit from continuing operations before goodwill amortization and exceptional items has increased on a comparable basis by 6.0% to (pound)42.2 million, because adverse volume, net price and product mix changes together with normal ongoing cost increases and one off cost savings last year were more than offset by the benefits of our cost reduction programs.

Operating profit from continuing operations before goodwill amortization and exceptional items in North America decreased by (pound)0.3 million, or 1.7%, to (pound)17.6 million in Third Quarter 2002 from (pound)17.9 million in Third Quarter 2001. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of turnover from North America increased by 0.4 percentage point to 14.1% in Third Quarter 2002 from 13.7% in Third Quarter 2001. Operating profit has increased on a comparable basis by 6%, because adverse net price and product mix changes together with normal ongoing cost increases, and one off cost savings last year, were more than offset by the benefits of our cost reduction programs.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia decreased by (pound)6.8 million, or 49.3%, to (pound)7.0 million in 9 months 2002 from (pound)13.8 million in 9 months 2001. On a comparable basis, the decrease was 45%. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from Europe and Asia decreased by 3.9 percentage points to 6.4% in 9 months 2002 from 10.3% in 9 months 2001. While cost savings were recognized these were more than offset by adverse price and product mix, additional infrastructure and start up costs for new factories at Viscount, Ventmaster and Convotherm and the absence of last year's property profits of (pound)0.9 million.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia decreased by (pound)1.9 million, or 41.3%, to (pound) 2.7 million in Third Quarter 2002 from (pound)4.6 million in Third Quarter 2001. On a comparable basis, the decrease was 41%. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales from Europe and Asia decreased by 2.3 percentage points to 7.4% in Third Quarter 2002 from 9.7% in Third Quarter 2001. Cost savings were more than offset by adverse price and product mix and the additional start up costs referred to above.

Food Retail Equipment. Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (pound)6.1 million, or 95.3%, to (pound)0.3million in 9 months 2002 from (pound)6.4 million in 9 months 2001. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales decreased by 4.1 percentage points to 0.2% in 9 months 2002 from 4.3% in 9 months 2001. Operating profit from continuing operations before goodwill amortization and exceptional items was reduced by some (pound)0.6 million as we have recorded Austral and Belshaw results in Third Quarter 2002 only up to the date of disposal. The decrease in operating profit from continuing operations before goodwill amortization and exceptional items principally reflects reduced sales of refrigeration systems and display cases by Kysor Warren and weakening performance at Belshaw, now sold. This was offset in part by stronger performance in refrigerated panels and walk-in freezers and coolers sold by Kysor Panel Systems, along with improvements at Austral, now sold. The decline in operating margin was partially offset by the effect of the cost savings program enacted in the second half of fiscal 2001 and in First Quarter 2002.

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by (pound)3.1 million, or 163.2%, to a loss of (pound)1.2 million in Third Quarter 2002 from a profit of (pound)1.9 million in Third Quarter 2001. Operating profit from continuing operations before goodwill amortization and exceptional items as a percentage of net sales decreased by 7.1 percentage points to (3.3)% in Third Quarter 2002 from 3.8% in Third Quarter 2001. Operating profit from continuing operations before goodwill amortization and exceptional items has reduced by some (pound)0.6 million as we have recorded Austral and Belshaw results in Third Quarter 2002 only up to the date of disposal. Operating profit from continuing operations before goodwill amortization and exceptional items on a comparable basis decreased by 188% as a 31% increase in Kysor Panel Systems has been more than offset by the performance of Kysor Warren. The decline in operating margin was partially offset by the effect of the cost savings program enacted in the second half of fiscal 2001 and in First Quarter 2002.

Property We have signed a contract for the sale of Felsted Phase 3, which is targeted for practical completion and profit recognition at the end of September 2002. Profits of approximately (pound)7.0 million are forecast to be recognized on practical completion.

Goodwill Amortization and Impairment

Amortization and impairment of goodwill from continuing operations increased by (pound)46.9 million to (pound)64.1 million in 9 months 2002 from (pound)17.2 million in 9 months 2001 due to the (pound)48.9 million impairment booked relating to the carrying value of the Kysor Warren goodwill (see below). Excluding this effect, amortization and impairment of goodwill has decreased by (pound)2.0 million to (pound)15.2 million due to the effect of the (pound)100 million impairment in the value of our goodwill booked in September 2001.

Amortization and impairment of goodwill from continuing operations increased by (pound)48.5 million to (pound)54.0 million in Third Quarter 2002 from (pound)5.5 million in Third Quarter 2001 due to the (pound)48.9 million impairment booked relating to the carrying value of the Kysor Warren goodwill (see below). Excluding this effect, amortization and impairment of goodwill has decreased by (pound)0.4 million to (pound)5.1 million due to the effect of the (pound)100 million impairment in the value of our goodwill booked in September 2001.

As a result of our review of the performance of Kysor Warren, and as first discussed at the time of our Q1 announcement in February, we have reassessed the value of the Kysor Warren goodwill. Our conclusion is that in the current difficult market conditions, along with our decline in market share and operating losses, it is prudent to recognise an impairment in the carrying value of goodwill. Therefore, we are writing off (pound)48.9m as an exceptional non-cash charge which includes all goodwill associated with Kysor Warren. We remain determined that we will successfully turn round this business and all actions are being taken to achieve this, though it will take time.

Operating Exceptional Items

Exceptional operating charges from continuing operations totaled (pound)8.7 million for 9 months 2002. These costs relate principally to the reduction of excess capacity in our Food Retail Equipment group including the write down of inventory and the continuing rationalization of administration functions within the European businesses, including the exit of the Temp-Rite contracting business.

Exceptional operating charges from continuing operations totaled (pound)5.0 million for Third Quarter 2002. This relates principally to the reduction of excess capacity in our Food Retail Equipment group including the write down of inventory and the continuing rationalization of administration functions within the European businesses.

Profit/(loss) on Sale of Businesses and Other Assets

The loss from the sale of businesses in 9 months 2002 amounted to (pound)37.3 million. This arises from the sales of Austral giving a loss of (pound)6.7 million, Belshaw giving a loss of (pound)16.4 million, including the write off of (pound)25.0 million of goodwill previously written off to reserves, Prolon giving a loss of (pound)0.8 million and the Aladdin and Temp-Rite businesses giving a loss of (pound)19.4 million including the write off of (pound)29.7 million of goodwill previously written off to reserves. These losses are offset by the profit on the sale of Sammic of (pound)2.7 million including the write off of (pound)10.4 million of goodwill previously written off to reserves, and a further (pound)3.3 million net profit on the sale of the Building and Consumer Products business comprising (pound)0.4 million compensation for early repayment of the vendor loan note and (pound)4.0m for the sale of the shares resulting from the exercise of the warrants all given at the time of the sale of the business in June 2001. This profit has been reduced by the write off of deferred finance fees arising from the early repayment of debt and other associated costs.

The loss from the sale of businesses in Third Quarter 2002 amounted to (pound)40.0 million. This arises from the sale of Austral giving a loss of (pound)6.7 million, Belshaw giving a loss of (pound)16.4 million, Prolon giving a loss of (pound)0.8 million and the Aladdin and Temp-Rite businesses giving a loss of (pound)19.4 million. These losses are offset by a further (pound)3.3 million net profit on the sale of the Building and Consumer Products business referred to above.

This compares to a profit on sale of businesses in 9 months 2001 of (pound)29.1 million. This profit arose from the sale of our Building and Consumer Products business in June 2001.

Net Interest Payable and Similar Charges

Net interest payable and similar charges were (pound)31.3 million in 9 months 2002 ((pound)35.5 million 9 months 2001). Charges for 9 months 2002 include a write off of (pound)4.2 million in unamortized financing costs ((pound)5.8 million 9 months 2001), and exceptional costs relating to the refinancing of (pound)4.2 million. Excluding these charges, net interest expense decreased by (pound)6.8 million or 22.9% to (pound)22.9 million in 9 months 2002 primarily reflecting lower average principal outstanding.

Net interest payable and similar charges were (pound)8.0 million in Third Quarter 2002 ((pound)8.6 million Third Quarter 2001) reflecting lower principal balances but higher average rates with the change in the Company's debt structure.

Tax on Profit/(Loss) on Ordinary Activities

Tax on profit/(loss) on ordinary activities decreased by (pound)4.6 million, or 64.8%, to (pound)2.5 million in 9 months 2002 from (pound)7.1 million in 9 months 2001. The effective underlying rate of current tax in 9 months 2002 was 15.0% versus 13.5% in 9 months 2001 reflecting the different geographical mix of profit in each year.

Tax on profit/(loss) on ordinary activities decreased by (pound)2.1 million, or 65.6%, to (pound)1.1 million in Third Quarter 2002 from (pound)3.2 million in Third Quarter 2001.

In December 2000, the Accounting Standards Board issued Financial Reporting Standard 19 ("FRS 19"), "Deferred Tax," which replaced Statement of Standard Accounting Practice 15 "Accounting for Deferred Tax" and prescribes significant changes to the accounting disclosures for deferred tax. FRS 19 requires full provision to be made for deferred tax assets (to the extent that they are estimated to be recoverable in the immediate future) and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Upon implementation of FRS 19, all prior period results currently presented should be restated as though FRS 19 had been applied throughout the relevant period. Accordingly, results for fiscal 2001 have been restated, recognizing a deferred tax asset of (pound)26.9 million at September 29, 2001, principally relating to timing differences on tax losses and warranty reserves.

US GAAP Reconciliation

The nature of the US GAAP adjustments to income for 9 months 2002 and Third Quarter 2002 did not vary significantly from those in our fiscal 2001 annual report. The exceptional items noted in the UK GAAP presentation would be not be presented as extraordinary items under US GAAP.

Debt and Liquidity

Net debt at June 29, 2002, was (pound)225.7 million, compared to (pound)428.4 million at June 30, 2001, (pound)365.9 million at September 30, 2001 and (pound)380.5 million at March 30, 2002. The overall decrease from June 30 2001 reflects the efforts made over the last 12 months in reducing debt including the disposal of businesses generating a net (pound)90.2 million and the net proceeds of the recent rights issue of (pound)70.3 million.

In the 9 months 2002 pre-exceptional operating cashflow of (pound)41.2 million compared to (pound)44.3 million in 9 months 2001 was achieved in spite of (pound)19.5 million lower operating profits ((pound)9.1m of the variance relates to the sold Building & Consumer Products business), principally due to improved collection of debtors. In the 9 months 2002, there has been a net (pound)90.2m received from the disposal of businesses compared to (pound)98.6million in 9 months 2001 and a net (pound)70.3m from the rights issue compared to (pound)nil in 9 months 2001. These inflows have been offset by interest payments of (pound)20.1 million compared to (pound)28.1 million in 9 months 2001, tax payments of (pound)1.7 million compared to (pound)5.5 million in 9 months 2001 and payments relating to exceptional items of (pound)39.9m compared to (pound)29.0 million in 9 months 2001. Exceptional payments include (pound)16.6 million in respect of refinancing fees compared with (pound)4.1 million in 9 months 2001. In 9 months 2002 there have been no outflows relating to acquisitions compared to (pound)25.8 million relating to Jackson in 9 months 2001. In 9 months 2002 there were no dividends paid compared with (pound)23.3 million in 9 months 2001.

Recapitalization

On February 20, 2002, we announced a recapitalization of the Group that included:

- a three for five fully underwritten rights offering generating gross proceeds of(pound)75.1 million, approximately(pound)68 million of which was used to repay debt, with the balance available for general corporate purposes;

- (pound)100 million of 10?% senior subordinated notes sold into the institutional market; and

-    a new committed $455 million senior secured credit facility.

The rights offering and the note offering have been successfully completed before the end of the current period and the syndication of the senior credit facility was completed on 31 July 2002.

Since March 2002, we have repaid approximately $130m of our borrowings and the senior secured credit facility limit has been reduced accordingly.

Dividend Policy

As previously announced in the interim results, our board of directors has decided that it will only resume payment of a dividend when it is financially prudent so to do. Furthermore, as an indirect result of the recent refinancing we do not have distributable reserves and will require approval by shareholders and an application to the High Court to take appropriate actions to resume dividend payments. No such application has been made to date. In addition our ability to make future dividend payments will depend on our profit and cash flow and the need to comply with the terms of our new credit facilities and senior subordinated notes.

Outlook

We had always expected markets to remain weak through the current financial year but to pick up early next year. However, despite some positive signs earlier this year, indications are that this period of weakness is now likely to extend further than we had originally expected.

Despite this we remain confident that we will grow sales and market share by focusing on key accounts, and by leveraging our technology, product range and relationships with our distribution and service partners. We will also continue to reduce costs and have a strong focus on cash.

The market in North America for Food Retail Equipment is showing some signs of slowing further. Our results in this area, however, will largely depend on our ability to turn round Kysor Warren; we expect it to take time for the benefits of our actions to show through.

Overall trading in July continued in line with expectations with robust performance in Food Service Equipment, North America, weak performance in Food Service Europe/ROW and losses at Kysor Warren.

We expect trading conditions in Q4 to remain broadly in line with those seen in Q3 except for the effect of adverse exchange rate movements, which assuming current rates continue, are estimated to reduce Q4 operating profits by some (pound)1 million.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENODIS PLC

August 13, 2002                         By:      /s/ W. David Wrench
                                            ----------------------------------
                                            Name:  W. David Wrench
                                            Title: Chief Financial Officer